SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __10__)*

TCI INTERNATIONAL, INC.
(name of issuer)

Common Stock $.01 par value per share
(Title of Class of Securities)

872293-10-5
(CUSIP Number)

Check the following box if a fee is being paid with this statement [    ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

1
NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
              John W. Ballard II Trustee under Agreement dated July 22, 1981
              The Ballard Living Trust           94-6523387
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a)  [    ]
                                  (b)  [    ]
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION:
California

12/31/98 NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

5
SOLE VOTING POWER (See disclaimer in Item 4)           447,391

6
SHARED VOTING POWER

7
SOLE DISPOSITIVE POWER                                 343,515

8
SHARED DISPOSITIVE POWER

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       447,391
    Includes 103,876 shares held in trust for John W. Ballard II by the TCI International Inc. Stock Ownership Plan

10
CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        ______

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                        13.9%

12
TYPE OF REPORTING PERSON                                               OO


Item 1(a): Name of Issuer:
           TCI International,Inc.

Item 1(b): Address of Issuer's Principal Executive Offices:
           222 Caspian Drive, Sunnyvale, CA 94089

Item 2(a): Name of Person Filing:
           John W. Ballard, Trustee

Item 2(b): Address of Principal Business Office:
           222 Caspian Drive, Sunnyvale, CA 94089

Item 2(c): Citizenship:
           USA

Item 2(d): CUSIP Number
           872293-10-5

Item 3: Type of Reporting Person:
        N/A

Item 4: Ownership

The information in Items 5-11 on the cover page is incorporated by reference. Amount shown as Beneficially Owned includes 103,876 shares held in trust for John W. Ballard II by the TCI International Inc. Employee Stock Ownership Plan.

Item 5: Ownership of Five Percent or Less of a Class:
        N/A

Item 6: Ownership of More than Five Percent on Behalf of Another Person:
        N/A

Item 7:Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
        N/A

Item 8: Identification and Classification of Members of the Group:
        N/A

Item 9: Notice of Dissolution of Group:
        N/A

Item 10: Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 2, 1999

Signature:	         /s/ John W. Ballard II
                 ----------------------------
Name and Title:	        John W. Ballard II
                        Trustree under Agreement dated July 22, 1981
			                     The Ballard Living Trust